Form 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

Item 1 Name and Address of Company

Mako Mining Corp. ("Mako")
 700 - 838 West Hastings Street
 Vancouver, British Columbia
 V6C 0A6

Item 2 Date of Material Change

March 27, 2025

Item 3 News Release

A news release issued on March 27, 2025 was disseminated by Mako through Accesswire and was subsequently filed under Mako's profile on SEDAR+ at www.sedarplus.ca.

Item 4 Summary of Material Change

On March 27, 2025, Mako completed its previously announced acquisition of the Moss gold mine located in the historic Oatman District in Arizona (the "Acquisition") for an aggregate cash purchase price of US$6.49 million.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On March 27, 2025, Mako completed the Acquisition pursuant to the terms of an interest purchase agreement dated March 26th, 2025, between Mako US Corp. ("Mako US") as buyer, Wexford EG Acquisition LLC as vendor, EG Acquisition LLC ("EGA") as target and Mako as buyer guarantor, pursuant to which Mako US acquired 100% of the ownership interests in EGA, a recently created private company controlled by Mako's controlling shareholder, Wexford Capital LP (collectively with its managed funds, "Wexford"), that acquired 100% of the shares of Golden Vertex Corp. ("GVC"), the operating subsidiary of the Moss mine, under a CCAA proceeding and related Chapter 15 proceeding in the United States (the "Bankruptcy Process") on December 31st, 2024.

The aggregate purchase price for the Acquisition was US$6.49 million, paid in cash, reflecting Wexford's approximate acquisition and closing costs of US$4.9 million plus US$1.59 million of equity contributions made by Wexford to cover initial operational costs at the beginning of January 2025. This equates to the approximate cost basis of EGA's investment in GVC. Since December 31st, 2024, a total of 1,593 ounces of gold and 11,023 ounces of silver have been produced for a value of approximately US$4.8 million, generating net cash of approximately US$3.0 million. Furthermore, Trisura Guarantee Insurance Company has agreed to release approximately US$1.5 million of the US$3.0 million held as collateral for various environmental bonds held at the Moss Mine. The two aforementioned cash inflows have effectively reduced Mako's net cash acquisition cost to approximately US$2.0 million, which is a small fraction of Mako's current monthly cash flow.

No purchase price adjustments were made in connection with the settlement of the royalty disputes that arose in connection with the Bankruptcy Process, involving the 1% net smelter return royalty at the Moss mine held by affiliates of Sandstorm Gold Ltd. and the 3% net smelter return royalty at the Moss mine held by Patriot Gold Corporation, which are still before the United States Bankruptcy Court for the District of Arizona.

Related Party Transaction

As the Acquisition completed by Mako involved Mako's controlling shareholder, Wexford, the transaction is considered a related party transaction for Mako within the meaning of Multilateral Instrument 61-101- Protection of Minority Security Holders in Special Transactions ("MI 61-101"). As a result, the Board of Directors of Mako appointed, and approved the transaction upon the recommendations of, a special committee of independent directors which assisted in the evaluation, negotiation and supervision of all matters relating to the acquisition transaction. The Acquisition did not have any impact on the percentage of securities of Mako beneficially owned or controlled by Wexford. Pursuant to Section 5.5(a) and 5.7(1)(a) of MI 61-101, Mako was exempt from obtaining a formal valuation and minority approval of its shareholders for the transaction on the basis that the fair market value of the transaction was below 25% of Mako's market capitalization, as determined in accordance with MI 61-101.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable.

Item 7 Omitted Information

 No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Akiba Leisman
Chief Executive Officer
Tel: 917-558-5289
Email: aleisman@makominingcorp.com

Item 9 Date of Report

April 4, 2025

Cautionary Note Regarding Forward Looking Information

Some of the statements contained herein may be considered "forward-looking information" within the meaning of applicable Canadian securities laws. Forward-looking information can be identified by words such as, without limitation, "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" or variations thereon or comparable terminology. The forward-looking information contained herein reflects Mako's current beliefs, intentions and expectations, based on management's reasonable beliefs and assumptions as of the date hereof. The forward-looking information contained in this report is based upon a number of assumptions, risks and uncertainties, including assumptions, risks and uncertainties in respect of current and future market conditions, the execution of Mako's business strategies, operations in Mako's properties continuing without interruption, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. In addition to the risks and uncertainties disclosed herein, other factors include, but are not limited to those set forth under the caption "Risk and Uncertainties" in Mako's management's discussion and analysis for the nine months ended September 30th, 2024, and other documents filed under Mako's profile on the SEDAR+ at www.sedarplus.ca. Readers should not place undue reliance on forward-looking information, which speaks only as of the date made. Mako does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable Canadian securities laws. All of the forward-looking information contained in this report is expressly qualified by the foregoing cautionary statements.